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Ex-12c


                                                     Idaho Power Company
                                               Consolidated Financial Information
                  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements
                                                                                                                 Twelve Months
                                                Twelve Months Ended December 31,                                     Ended
                                                     (Thousands of Dollars)                                      September 30,
                                                   1993         1994         1995         1996         1997          1998
Computation of Ratio of Earnings to
  Fixed Charges:
    Consolidated net income.....................  $84,464      $74,930      $86,921      $90,618      $92,274         $95,654

Income taxes:
    Income taxes (incl amounts charged
     to other income and deductions)............   38,057       35,307       49,498       51,316       47,559          45,376
    Investment tax credit adjustment............   (1,583)      (1,064)      (1,086)         776       (1,087)           (376)
          Total income taxes....................   36,474       34,243       48,412       52,092       46,472          45,000

Income before income taxes......................  120,938      109,173      135,333      142,710      138,746         140,654
Fixed Charges:
    Interest  on long-term debt.................   53,706       51,172       51,147       52,165       53,215          52,309
     expense and premium - net..................      507          567          567          594          653             652
    Interest on short-term bank loans...........      220        1,157        3,144        2,269        2,902           2,939
    Other interest..............................    2,023        1,538        1,598        2,319        3,990           5,321
    Interest portion of rentals.................    1,077          794          925          991          982             947

          Total fixed charges...................   57,533       55,228       57,381       58,338       61,742          62,168
    Supplemental increment to fixed charges*  ..    2,631        2,622        2,611        2,600        2,574           2,576

          Supplemental fixed charges............   60,164       57,850       59,992       60,938       64,316          64,744
    Preferred dividends requirements............    8,547       10,682       12,392       12,146        7,803           8,675
          Total supplemental fixed charges
           and preferred dividends..............   68,711       68,532       72,384       73,084       72,119          73,419

Supplemental Earnings  - as defined............. $181,102     $167,023     $195,325     $203,648     $203,062        $205,398

Supplemental Ratio of earnings to fixed
   charges and preferred dividends..............    2.64x        2.44x        2.70x        2.79x        2.82x           2.80x

<F2>
* Explanation of increment:                                                                                      Exhibit 12-C
  interest on the guaranty of American Falls District bonds
  and Milner Dam Inc. notes which are already included in operating expense.

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